UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

Saban Capital Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Titles of Class of Securities)

78516C106

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78516C106

1	NAME OF REPORTING PERSON Saban Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☐ b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,044,570 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,044,570 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,044,570 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.5% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Reflects 6,044,570 Class A ordinary shares (“Class A Shares”) of Saban Capital Acquisition Corp. (the “Issuer”) issuable upon conversion of 6,044,570 Class F ordinary shares (“Class F Shares”) of the Issuer.
(2)	The calculation assumes that there is a total of 31,044,570 Class A Shares outstanding, which is the sum of (i) the 25,000,000 Class A Shares outstanding as of November 11, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2016 (the “2016 Third Quarter 10-Q”) and (ii) the 6,044,570 Class A Shares issuable upon conversion of the Class F Shares reported herein.

CUSIP No. 78516C106

1	NAME OF REPORTING PERSON HSAC Investments LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☐ b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,044,570 (3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,044,570 (3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,044,570 (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.5% (4)
12	TYPE OF REPORTING PERSON PN

(3)	Reflects 6,044,570 Class A Shares issuable upon conversion of 6,044,570 Class F Shares.
(4)	The calculation assumes that there is a total of 31,044,570 Class A Shares outstanding, which is the sum of (i) the 25,000,000 Class A Shares outstanding as of November 11, 2016, as reported in the 2016 Third Quarter 10-Q and (ii) the 6,044,570 Class A Shares issuable upon conversion of the Class F Shares reported herein.

CUSIP No. 78516C106

1	NAME OF REPORTING PERSON Saban Capital Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☐ b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,044,570 (5)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,044,570 (5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,044,570 (5)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.5% (6)
12	TYPE OF REPORTING PERSON CO

(5)	Reflects 6,044,570 Class A Shares issuable upon conversion of 6,044,570 Class F Shares.
(6)	The calculation assumes that there is a total of 31,044,570 Class A Shares outstanding, which is the sum of (i) the 25,000,000 Class A Shares outstanding as of November 11, 2016, as reported in the 2016 Third Quarter 10-Q and (ii) the 6,044,570 Class A Shares issuable upon conversion of the Class F Shares reported herein.

CUSIP No. 78516C106

1	NAME OF REPORTING PERSON SCG Investment Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☐ b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,044,570 (7)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,044,570 (7)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,044,570 (7)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.5% (8)
12	TYPE OF REPORTING PERSON CO

(7)	Reflects 6,044,570 Class A Shares issuable upon conversion of 6,044,570 Class F Shares.
(8)	The calculation assumes that there is a total of 31,044,570 Class A Shares outstanding, which is the sum of (i) the 25,000,000 Class A Shares outstanding as of November 11, 2016, as reported in the 2016 Third Quarter 10-Q and (ii) the 6,044,570 Class A Shares issuable upon conversion of the Class F Shares reported herein.

CUSIP No. 78516C106

1	NAME OF REPORTING PERSON Alpha Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☐ b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,044,570 (9)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,044,570 (9)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,044,570 (9)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.5% (10)
12	TYPE OF REPORTING PERSON OO

(9)	Reflects 6,044,570 Class A Shares issuable upon conversion of 6,044,570 Class F Shares.
(10)	The calculation assumes that there is a total of 31,044,570 Class A Shares outstanding, which is the sum of (i) the 25,000,000 Class A Shares outstanding as of November 11, 2016, as reported in the 2016 Third Quarter 10-Q and (ii) the 6,044,570 Class A Shares issuable upon conversion of the Class F Shares reported herein.

CUSIP No. 78516C106

1	NAME OF REPORTING PERSON Cheryl Saban
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☐ b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,044,570 (11)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,044,570 (11)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,044,570 (11)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.5% (12)
12	TYPE OF REPORTING PERSON IN

(11)	Reflects 6,044,570 Class A Shares issuable upon conversion of 6,044,570 Class F Shares.
(12)	The calculation assumes that there is a total of 31,044,570 Class A Shares outstanding, which is the sum of (i) the 25,000,000 Class A Shares outstanding as of November 11, 2016, as reported in the 2016 Third Quarter 10-Q and (ii) the 6,044,570 Class A Shares issuable upon conversion of the Class F Shares reported herein.

CUSIP No. 78516C106

1	NAME OF REPORTING PERSON Haim Saban
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☐ b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States; Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,044,570 (13)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,044,570 (13)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,044,570 (13)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.5% (14)
12	TYPE OF REPORTING PERSON IN

(13)	Reflects 6,044,570 Class A Shares issuable upon conversion of 6,044,570 Class F Shares.
(14)	The calculation assumes that there is a total of 31,044,570 Class A Shares outstanding, which is the sum of (i) the 25,000,000 Class A Shares outstanding as of November 11, 2016, as reported in the 2016 Third Quarter 10-Q and (ii) the 6,044,570 Class A Shares issuable upon conversion of the Class F Shares reported herein.

CUSIP No. 78516C106

Item 1(a).	Name of Issuer:

Saban Capital Acquisition Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10100 Santa Monica Boulevard, 26th Floor

Los Angeles, California 90067

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly by Saban Sponsor LLC, a Delaware limited liability company (the “Sponsor”), HSAC Investments LP, a Delaware limited partnership (“HSAC”), Saban Capital Group, Inc., a Delaware corporation (“SCG”), SCG Investment Holdings, Inc., a Delaware corporation (“SCG Investments”), Alpha Family Trust, a grantor trust established under the laws of the State of California (the “Trust”), Cheryl Saban and Haim Saban (each, a “Reporting Person” and, collectively, the “Reporting Persons”), pursuant to an Agreement of Joint Filing, a copy of which is filed with this Schedule 13G as Exhibit 1, in accordance with Rule 13d-1(k)(1) under the Act.

The Class F Shares are held directly by the Sponsor. Haim Saban and his spouse, Cheryl Saban, share voting and dispositive power over the Class F Shares held by the Sponsor as a result of being the co-trustees of the Trust, which is the sole stockholder of SCG Investments, the sole stockholder of SCG, the general partner of HSAC, which controls the Sponsor.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o Saban Capital Group, Inc.

10100 Santa Monica Boulevard, 26th Floor

Los Angeles, CA 90067

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share

Item 2(e).	CUSIP Number:

The Class A Ordinary Shares CUSIP number is 78516C106.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

CUSIP No. 78516C106

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: .

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

CUSIP No. 78516C106

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 78516C106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2017

Saban Sponsor LLC

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	Managing Director

HSAC Investments LP

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	President and Chief Operating Officer of Saban Capital Group, Inc., the general partner of HSAC Investments LP

Saban Capital Group, Inc.

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	Director

SCG Investment Holdings, Inc.

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	President and Chief Operating Officer

Alpha Family Trust

By:	/s/ Haim Saban
Name:	Haim Saban
Title:	Co-Trustee

Cheryl Saban

/s/ Cheryl Saban

Haim Saban

/s/ Haim Saban

CUSIP No. 78516C106

Exhibit Index
Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.